OPPENHEIMER TAX-FREE BOND FUND
            ANNUAL REPORT DECEMBER 31, 1993


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                              "With today's higher taxes, we worried
                              that the income from our investments
                              wouldn't be enough.

                              "This Fund has given us what we need--
                              tax-free income.

                              "We can keep more of what we earn,
                              while our investment helps build
                              America."

                      FUND FACTS

- -------------------------------------------------------------------------------
                        Five Facts Every Shareholder Should Know About
                            Oppenheimer Tax-Free Bond Fund
                      ---------------------------------------------------------

                      1   The Fund's objective is to seek high current income
                          exempt from federal income taxes while attempting to
                          preserve capital. The portfolio consists primarily of
                          investment grade quality municipal securities, which
                          are bonds rated within the four highest rating
                          categories.
                      ---------------------------------------------------------
                      2   For the 30 days ended December 31, 1993, the
In this report            standardized yield  for Class A shares was 5.21% and
                          for Class B shares was 4.60%.(1)
                      ---------------------------------------------------------
Answers to three      3   Total return at net asset value for Class A shares
timely questions          was 13.79% for the twelve-month period ended
you should ask your       December 31, 1993. Class-B shares, which were first
Fund's managers.          offered on March 16, 1993, had a total return at
                          net asset value of 8.49% during the period from
                          their inception to December 31, 1993.(2)
                      ---------------------------------------------------------
// As interest rates  4   Under the new, higher federal tax rates, the value
declined during the       of tax-free income has increased. The table shows
year, how did the         the taxable equivalent yield required to match the
Fund maintain an          Fund's current yield for the new top tax brackets.
attractive yield?
                               HERE IS THE TAXABLE EQUIVALENT OF THE FUND'S
                               YIELDS FOR AN INVESTOR IN THE:
                               ----------------------------------------------

// Why does the                FUND      31%          36%          39.6%
Fund's current strategy        YIELD ON  FEDERAL      FEDERAL      FEDERAL
emphasize investments          12/31/93  TAX BRACKET  TAX BRACKET  TAX BRACKET
in higher quality          --------------------------------------------------
municipal bonds?     CLASS A(1) 5.21%     7.55%       8.14%        8.63%
                     CLASS B(1) 4.60%     6.67%       7.19%        7.62%

                         This table assumes that an investor's highest
                         effective tax bracket applies to the change
                         in taxable income resulting from a switch between
// What effect has       taxable and non-taxable investments. A portion of
the increase in federal  the Fund's distributions may be subject to federal
taxs rates had on the    and/or state income taxes. For investors subject
municipal bond market    to alternative minimum tax, a portion of the Fund's
and the Fund?            distributions may increase that tax.
                      --------------------------------------------------------

                      5   "One element of our current strategy is
                          to invest in high quality municipal securities.
                          As of December 31, 1993, 89.1% of the portfolio is invested in bonds rated A or better. We focus on higher quality bonds because their returns are more dependable relative to lower-rated bonds which provide only slightly higher yields. This also worked to our advantage when increased demand for higher quality bonds during the past year led to price appreciation in the higher quality issues in the Fund's portfolio."

                     PORTFOLIO MANAGER, ROBERT PATTERSON, DECEMBER 31, 1993
                     ------------------------------------------------------

1. Standardized yield is net investment income calculated on a yield to maturity basis for the 30-day period ended 12/31/93, divided by the maximum offering price at the end of the period, compounded semi-annually and then annualized.
2. Based on the change in net asset value per Class A share from 12/31/92 to 12/31/93. The Fund's average annual total returns after deducting the current maximum sales charge of 4.75% per Class A share for the 1- and 5-year periods and since inception of the Fund on 10/22/76 ended 12/31/93 were 8.39%, 8.82% and 7.69%, respectively. All performance figures assume reinvestment of dividends and capital gains distributions. Total return for Class B shares from 3/16/93 (inception of the Class) and held until 12/31/93 was 3.49%. This reflects the change in value of a hypothetical investment made on 3/16/93 and held until 12/31/93, with all dividends and capital gains distributions reinvested and after applying the contingent deferred sales charge of 5%.
Past performance does not guarantee future results. The principal value and return of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.


                       2    Oppenheimer Tax-Free Bond Fund




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- -------------------------------------------------------------------------------
          REPORT TO SHAREHOLDERS

- -------------------------------------------------------------------------------
          Oppenheimer Tax-Free Bond Fund provided shareholders with strong tax-free yields during the year ended December 31, 1993. The Fund's standardized yield was 5.21% for Class A shares and 4.60% for Class B shares for the 30-day period ended December 31, 1993.(3)


                For solid performance in meeting its investment objective of seeking income exempt from federal taxes, the Fund was awarded a **** ranking by MORNINGSTAR MUTUAL FUNDS, a well-regarded, independent mutual fund monitoring service.(4)

                During 1993, three key factors combined to create a strong municipal bond market: declining interest rates, an increase in federal tax rates and gradual economic growth. Declining interest rates caused bond prices to appreciate and also led to a record supply of new municipal bond issues used to rebuild infrastructure and meet other obligations.

                The recent increase in federal tax rates has made municipal bonds even more attractive to investors in higher tax brackets. This demand has increased the prices of bonds in the Fund's portfolio. Additionally, the improving economy helped increase prices of municipal bonds as the ability of many state and local governments to meet their debt obligations strengthened. The combination of these factors resulted in strong Fund performance.

                In response to these market trends, the Fund's strategy
          was to stay fully invested in a high quality portfolio of municipal bonds.(5) We favor higher quality bonds because they offer more dependable returns relative to lower-rated bonds which provide only slightly higher yields. And with interest rates at low levels, we sought to lock in attractive yields on the portfolio's securities using call protection. This helps to maintain the
          income available to the Fund from these investments.   --------------
                                                                  "The Fund
                The Fund is currently well-diversified by         was awarded
          issuing state and by market sector. The Fund's          a ****
          holdings are concentrated in essential service          ranking by
          revenue bonds supporting utilities, transportation      Morningstar."
          projects and hospitals. We also emphasize bonds from states with higher taxes or high demand for in-state bonds, such as Massachusetts, Florida, and New York. Two recent purchases in the Fund were Massachusetts Bay Transportation Authority and Florida Board of Education bonds.

                Going forward, the Fund will continue to seek attractive yield opportunities and undervalued securities in investment grade municipal bonds, particularly in the hospital sector as the nation's healthcare program evolves. We also believe that investors' increasing demand for tax-free income will support solid performance for municipal bonds in 1994.

                We appreciate the confidence you have placed in the Fund's management. We look forward to fulfilling your tax-free income needs.


          Donald W. Spiro
          President, Oppenheimer Tax-Free Bond Fund
          January 21, 1994



3. See footnote 1, page 2.
4. Source: MORNINGSTAR MUTUAL FUNDS 12/31/93, which ranks funds in specific investment categories monthly by a quantitative system that uses investment performance, risk assessment factors and adjusts returns for fees and sales loads. One star is the lowest ranking, 5 stars the highest. Of 2,193 funds ranked by Morningstar in that period, 197 received a 5-star ranking and 588 funds received a 4-star ranking. Risk assessment reflects fund performance relative to three-month Treasury bill returns. Past performance does not guarantee future results.
5. The Fund's portfolio is subject to change.


               3   Oppenheimer Tax-Free Bond Fund

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
                                ---------------------------------------------------------------------------------------------------
                                STATEMENT OF INVESTMENTS  December 31, 1993

                                                                                          RATINGS:
                                                                                          MOODY'S/
                                                                                          S&P'S/FITCH'S   FACE         MARKET VALUE
                                                                                          (UNAUDITED)     AMOUNT       SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES--98.5%
- -----------------------------------------------------------------------------------------------------------------------------------
ARIZONA--0.3%                   Central Arizona Irrigation and Drain District General
                                Obligation Refunding Bonds, 7%, 6/1/98                    NR/B            $ 1,630,000   $ 1,616,489
- -----------------------------------------------------------------------------------------------------------------------------------
CALIFORNIA--5.5%                California Health Facilities Financing Authority
                                Revenue Bonds:
                                Episcopal Homes Project, Series A, California
                                Mortgage Insured, 7.80%, 7/1/15                           NR/A+             1,000,000     1,145,484
                                Unihealth America Project, Series A, AMBAC Insured:
                                Prerefunded, 7.625%, 10/1/15                              Aaa/AAA           1,160,000     1,362,135
                                7.625%, 10/1/15                                           Aaa/AAA              65,000        75,426
                                ---------------------------------------------------------------------------------------------------
                                Los Angeles, California Department of Water and
                                Power Electric Plant Revenue Refunding Bonds,
                                5.375%, 9/1/23                                            Aa/AA            11,000,000    10,854,469
                                ---------------------------------------------------------------------------------------------------
                                Paramount, California Redevelopment Agency Tax
                                Allocation Revenue Refunding Bonds,
                                Redevelopment Project No. 1, Series A, 9.65%, 6/1/16      NR/AAA/BBB        2,295,000     2,545,049
                                ---------------------------------------------------------------------------------------------------
                                Redding, California Electric System Revenue
                                Certificates of Participation, Registered Residual
                                Interest Certificates, FGIC Insured, 8.348%, 6/1/19(1)    Aaa/AAA/AAA       6,000,000     6,193,032
                                ---------------------------------------------------------------------------------------------------
                                San Joaquin Hills, California Transportation
                                Corridor Agency Toll Road Revenue Bonds,
                                Sr. Lien, 6.75%, 1/1/32                                   NR/NR/BBB        12,700,000    13,107,973
                                                                                                                        -----------
                                                                                                                         35,283,568

- -----------------------------------------------------------------------------------------------------------------------------------
COLORADO--1.3%                  Colorado Health Facilities Authority Revenue Bonds:
                                Kaiser Permanente Medical Care Project:
                                9%, 8/1/03                                                NR/AA             1,000,000     1,107,098
                                9.125%, 8/1/15                                            NR/AA             2,000,000     2,217,870
                                Rocky Mountain Adventist Health System,
                                6.625%, 2/1/22                                            Baa/BBB           5,000,000     5,166,199
                                                                                                                        -----------
                                                                                                                          8,491,167

- -----------------------------------------------------------------------------------------------------------------------------------
DELAWARE--2.9%                  Delaware Transportation Authority Transportation
                                System Senior Revenue Bonds, 5.50%, 7/1/16                A1/AA-           18,440,000    18,575,090

- -----------------------------------------------------------------------------------------------------------------------------------
FLORIDA--3.9%                   Broward County, Florida Resource Recovery
                                Revenue Bonds:
                                Broward Waste Energy-LP North Project, 7.95%, 12/1/08     A/A-              2,500,000     2,865,505
                                Ses Broward Co. LP South Project, 7.95%, 12/1/08          A/A               6,605,000     7,559,785

                                ---------------------------------------------------------------------------------------------------
                                Florida State Board of Education Capital Outlay
                                Public Education Unlimited Refunding Bonds:
                                Series A, 7.25%, 6/1/23                                   Aa/AA             3,240,000     3,725,442
                                Series D, 5.125%, 6/1/18                                  Aa/AA/AA         10,000,000     9,781,399
                                8.40%, 6/1/07                                             Aa/AA               750,000       970,331
                                                                                                                        -----------
                                                                                                                         24,902,462

- -----------------------------------------------------------------------------------------------------------------------------------
GEORGIA--1.9%                   Georgia State Municipal Electric Authority:
                                Revenue Bonds, Prerefunded, 7.875%, 1/1/06                A1/AA-            1,000,000     1,101,639
                                Special Obligation Bonds, Fifth Crossover Series
                                Project One, 6.50%, 1/1/17                                A1/AA-            9,750,000    11,181,124
                                                                                                                        -----------
                                                                                                                         12,282,763
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                                4  Oppenheimer Tax-Free Bond Fund

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

                                ---------------------------------------------------------------------------------------------------
                                                                                          RATINGS:
                                                                                          MOODY'S/
                                                                                          S&P'S/FITCH'S   FACE         MARKET VALUE
                                                                                          (UNAUDITED)     AMOUNT       SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
ILLINOIS--0.2%                  Regional Transportation Authority Illinois Revenue
                                Bonds, Series A, AMBAC Insured, 7.20%, 11/1/20            Aaa/AAA         $ 1,000,000   $ 1,263,519
- -----------------------------------------------------------------------------------------------------------------------------------
INDIANA--1.0%                   Indiana Health Facilities Financing Authority
                                Hospital Revenue Bonds, CGIC Insured, 5.50%, 8/15/22      Aaa/AAA           5,500,000     5,468,215
                                ---------------------------------------------------------------------------------------------------
                                Indianapolis, Indiana Airport Authority Revenue
                                Bonds, 9%, 7/1/15                                         A1/A              1,000,000     1,095,476
                                                                                                                        -----------
                                                                                                                          6,563,691

- -----------------------------------------------------------------------------------------------------------------------------------
KANSAS--2.8%                    Kansas State Department of Transportation Highway
                                Revenue Refunding Bonds, Series 1993A, 5.375%, 3/1/12     Aa/AA/AA         17,500,000    17,630,232

- -----------------------------------------------------------------------------------------------------------------------------------
KENTUCKY--1.5%                  Kentucky State Turnpike Authority Toll Road Revenue
                                Bonds, Series A, 8.50%, 7/1/04                            A/A               3,010,000     3,336,482
                                ---------------------------------------------------------------------------------------------------
                                Louisville, Kentucky Hospital Revenue Bonds,
                                Alliant Health System, Inc. Project, MBIA Insured,
                                10.261%, 10/1/14(1)                                       Aaa/AAA           5,000,000     6,017,454
                                                                                                                        -----------
                                                                                                                          9,353,936

- -----------------------------------------------------------------------------------------------------------------------------------
LOUISIANA--1.6%                 New Orleans, Louisiana Home Mortgage Authority
                                Special Obligation Refunding Bonds, Escrowed to
                                Maturity, 6.25%, 1/15/11                                  Aaa/AAA           9,500,000    10,572,426

- -----------------------------------------------------------------------------------------------------------------------------------
MARYLAND--0.1%                  Baltimore County, Maryland Mortgage Revenue Bonds,
                                Loch Raven Village Apartments, GNMA Collateralized,
                                10.10%, 11/20/20                                          NR/AAA              500,000       526,761

- -----------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS--12.2%            Massachusetts Bay Transportation Authority
                                Transportation System:
                                Revenue Bonds, Series C, 6.10%, 3/1/23                    A/A+/A+           7,300,000     7,625,405
                                Revenue Refunding Bonds:
                                General Transportation Systems, Series A, 5.50%, 3/1/12   A/A+/A+          12,000,000    12,109,103
                                Series B, 5.50%, 3/1/21                                   A/A+/A+           9,250,000     9,223,351
                                ---------------------------------------------------------------------------------------------------
                                Massachusetts Municipal Wholesale Electric Co. Power
                                Supply Systems Revenue Bonds, Series B, 6.75%, 7/1/17     Baa1/BBB+/A-     10,000,000    10,972,969
                                ---------------------------------------------------------------------------------------------------
                                Massachusetts State General Obligation Refunding
                                Bonds, Series A, 5.50%, 2/1/11                            A/A+/A+          20,000,000    20,465,799
                                ---------------------------------------------------------------------------------------------------
                                Massachusetts State Health and Educational
                                Facilities Authority Revenue Bonds, Baystate
                                Medical Center, Series C, Prerefunded, 7.50%, 7/1/20      A1/A+             2,500,000     2,948,720
                                ---------------------------------------------------------------------------------------------------
                                Massachusetts State Housing Finance Agency
                                Revenue Bonds, Multifamily Mortgage, GNMA
                                Collateralized, Series A, FHA Insured, 9.125%, 12/1/20    Aaa/AAA             975,000     1,083,599
                                ---------------------------------------------------------------------------------------------------
                                Massachusetts State Water Resource Authority Revenue
                                Bonds, Series A, 6.50%, 7/15/19                           A/A/A            12,225,000    13,854,751
                                                                                                                        -----------
                                                                                                                         78,283,697

- -----------------------------------------------------------------------------------------------------------------------------------
MICHIGAN--7.6%                  Detroit, Michigan Sewage Disposal System Revenue
                                Bonds, FGIC Insured, 8.379%, 7/1/23(1)                    Aaa/AAA/AAA      13,200,000    13,694,708
                                ---------------------------------------------------------------------------------------------------
                                Detroit, Michigan Water Supply System Revenue Bonds,
                                FGIC Insured, Prerefunded, 9.864%, 7/1/22(1)              Aaa/AAA           5,200,000     6,449,351


                                5  Oppenheimer Tax-Free Bond Fund

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
                                ---------------------------------------------------------------------------------------------------
                                STATEMENT OF INVESTMENTS  (Continued)

                                                                                          RATINGS:
                                                                                          MOODY'S/
                                                                                          S&P'S/FITCH'S   FACE         MARKET VALUE
                                                                                          (UNAUDITED)     AMOUNT       SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
MICHIGAN (CONTINUED)
                                Greater Detroit Resource Recovery Authority, Michigan
                                Revenue Bonds:
                                Series A, 9.25%, 12/13/08                                 NR/BBB-          $ 1,500,000  $ 1,638,093
                                Series H, 9.25%, 12/13/08                                 NR/BBB-              500,000      546,031
                                ---------------------------------------------------------------------------------------------------
                                Michigan State Building Authority Revenue Refunding
                                Bonds, Series I, 6.25%, 10/1/20                           A/AA-/AA-         16,050,000   17,235,661
                                ---------------------------------------------------------------------------------------------------
                                Michigan State Hospital Finance Authority Revenue
                                Refunding Bonds:
                                FSA Insured, 10.012%, 2/15/22(1)                          Aaa/AAA            5,000,000    5,628,069
                                Sisters of Mercy Hospital, Series H, MBIA Insured,
                                7.50%, 8/15/13                                            Aaa/AAA            1,000,000    1,132,650
                                ---------------------------------------------------------------------------------------------------
                                Royal Oak, Michigan Hospital Finance Authority
                                Revenue Bonds, William Beaumont Hospital, Series C,
                                Prerefunded, 7.375%, 1/1/20                               Aa/AA              2,000,000    2,322,654
                                                                                                                        -----------
                                                                                                                         48,647,217

- -----------------------------------------------------------------------------------------------------------------------------------
MISSOURI--0.2%                  Missouri State Environmental Improvement and Energy
                                Resource Authority Pollution Control Revenue Bonds,
                                Associates Electric 84 G-4, 8.25%, 11/15/14               Aa3/A+             1,410,000    1,567,694

- -----------------------------------------------------------------------------------------------------------------------------------
NEW JERSEY--1.2%                Bergen County, New Jersey Utilities Authority Water
                                Pollution Control Revenue Bonds, Series A, FGIC
                                Insured, 6.50%, 12/15/12                                  Aaa/AAA/AAA        6,000,000    6,671,274

                                ---------------------------------------------------------------------------------------------------
                                New Jersey State Housing and Mortgage Finance
                                Agency Multifamily Housing Revenue Bonds, Series C,
                                9.75%, 11/1/27                                            NR/A+              1,000,000    1,093,159
                                                                                                                        -----------
                                                                                                                          7,764,433

- -----------------------------------------------------------------------------------------------------------------------------------
NEW MEXICO--0.2%                Albuquerque, New Mexico Gross Receipts Tax Revenue
                                Bonds, Various Airport Sub-Tendered, 8.25%, 7/1/14        A1/AA              1,000,000    1,092,645

- -----------------------------------------------------------------------------------------------------------------------------------
NEW YORK--9.6%                  City of New York General Obligation Bonds:
                                Series A, 7.75%, 8/15/16                                  Baa1/A-            2,500,000    2,932,477
                                Series D, 8%, 8/1/15                                      Baa1/A-           11,000,000   13,089,725
                                7.946%, 8/1/15(1)                                         Baa1/A-            3,050,000    3,013,714
                                ---------------------------------------------------------------------------------------------------
                                Dormitory Authority of the State of New York State
                                University Educational Facilities Revenue Bonds:
                                City University, Series A, Prerefunded, 7.625%, 7/1/20    Baa1/BBB           4,500,000    5,422,365
                                Series A, Prerefunded, 6.75%, 5/15/18                     Baa1/BBB+         10,415,000   11,707,418
                                ---------------------------------------------------------------------------------------------------
                                Municipal Assistance Corp. for the City of New York
                                Revenue Bonds, Series 58, 7.375%, 7/1/08                  Aa/AA-/AA          2,500,000    2,752,665
                                ---------------------------------------------------------------------------------------------------
                                New York State Housing Finance Agency
                                Revenue Bonds, New York City Health Facility,
                                Series A, 7.90%, 11/1/99                                  Baa/A-             7,000,000    8,026,878
                                ---------------------------------------------------------------------------------------------------
                                New York State Mortgage Agency Revenue Bonds,
                                Ninth Series B, 8.30%, 10/1/17                            Aa/NR              1,980,000    2,111,395
                                ---------------------------------------------------------------------------------------------------
                                New York State Power Authority Revenue Bonds,
                                Series V, 7.875%, 1/1/07                                  Aa/AA-             3,000,000    3,448,746


                                6  Oppenheimer Tax-Free Bond Fund

                                ---------------------------------------------------------------------------------------------------

                                                                                          RATINGS:
                                                                                          MOODY'S/
                                                                                          S&P'S/FITCH'S   FACE         MARKET VALUE
                                                                                          (UNAUDITED)     AMOUNT       SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
NEW YORK (CONTINUED)            Port Authority of New York and New Jersey
                                Consolidated Bonds:
                                Interest Certificates, Series Fifty-One E, 5%, 6/1/94     A1/NR            $ 1,100,000  $   233,200
                                Series Fifty-One E, 7%, 12/1/18                           A1/NR              2,000,000    2,114,606
                                ---------------------------------------------------------------------------------------------------
                                Suffolk County, New York General Obligation
                                Refunding Bonds, Southwest Sewer District, Series B,
                                Escrowed to Maturity, 22.875%, 2/1/95                     NR/AAA             1,075,000    1,294,243
                                ---------------------------------------------------------------------------------------------------
                                United Nations Development Corp. of New York Revenue
                                Refunding Bonds, Sr. Lien, Series A, 6%, 7/1/26           A/NR/A+            5,210,000    5,457,016
                                                                                                                        -----------
                                                                                                                         61,604,448

- -----------------------------------------------------------------------------------------------------------------------------------
NORTH CAROLINA--0.8%            North Carolina Municipal Power Agency Revenue
                                Refunding Bonds, No. 1 Catawba Electric, 6.25%, 1/1/17    A/A/A              5,000,000    5,327,699
- -----------------------------------------------------------------------------------------------------------------------------------
OHIO--2.8%                      Franklin County, Ohio Hospital Revenue Refunding
                                Bonds, Riverside United Methodist, Series A,
                                5.75%, 5/15/20                                            Aa/NR             10,000,000   10,259,610
                                ---------------------------------------------------------------------------------------------------
                                Ohio Housing Finance Agency Single Family Mortgage
                                Regular Residual Interest Revenue Bonds, GNMA
                                Mortgage-Backed Security, Series B, 10.906%, 3/1/31(1)    Aaa/AAA            5,900,000    6,764,343
                                ---------------------------------------------------------------------------------------------------
                                Ohio State Higher Educational Facility Revenue Bonds,
                                Commission Case Western Reserve University, Series B,
                                6.50%, 10/1/20                                            Aa/AA-               750,000      873,053
                                                                                                                        -----------
                                                                                                                         17,897,006
- -----------------------------------------------------------------------------------------------------------------------------------
PENNSYLVANIA--6.8%              Delaware County, Pennsylvania Industrial Development
                                Authority Revenue Refunding Bonds, Resource
                                Recovery Project, Series A, 8.10%, 12/1/13                NR/A+              5,890,000    6,536,521
                                ---------------------------------------------------------------------------------------------------
                                Pennsylvania State General Obligation Refunding
                                Bonds, First Series, 5%, 4/15/13                          A1/AA-/AA-         9,165,000    8,910,121
                                ---------------------------------------------------------------------------------------------------
                                Pennsylvania State Higher Education Assistance
                                Agency Student Loan Residual Interest Revenue
                                Bonds, Series 1992B, AMBAC Insured, 9.172%, 3/1/22(1)     Aaa/AAA           17,500,000   18,648,961
                                ---------------------------------------------------------------------------------------------------
                                Pennsylvania State Industrial Development Authority
                                Economic Development Revenue Bonds, Series A,
                                7%, 1/1/11                                                A/A-/A             2,000,000    2,210,280
                                ---------------------------------------------------------------------------------------------------
                                Philadelphia, Pennsylvania Gas Works Revenue Bonds,
                                14th Series, 6.375%, 7/1/26                               Baa1/BBB/A-        3,200,000    3,348,800
                                ---------------------------------------------------------------------------------------------------
                                Philadelphia, Pennsylvania Hospitals and Higher
                                Educational Facilities Authority Hospital Revenue Bonds,
                                Temple University Hospital, Series A, 6.625%, 11/15/23    Baa1/BBB+          2,200,000    2,337,524
                                ---------------------------------------------------------------------------------------------------
                                Philadelphia, Pennsylvania Municipal Authority Justice
                                Lease Revenue Bonds, Series B, FGIC Insured,
                                Prerefunded, 7.125%, 11/15/18                             Aaa/AAA/AAA        1,255,000    1,502,564
                                                                                                                        -----------
                                                                                                                         43,494,771
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                                7  Oppenheimer Tax-Free Bond Fund




                                ----------------------------------------------------------------------------------------------------
                                Statement of Investments  (Continued)
                                                                                          RATINGS:
                                                                                          MOODY'S/
                                                                                          S&P's/FITCH'S    FACE        MARKET VALUE
                                                                                          FACE             AMOUNT      SEE NOTE 1
                                                                                          (UNAUDITED)
 -----------------------------------------------------------------------------------------------------------------------------------
SOUTH CAROLINA--3.4%            South Carolina State Public Service Authority:
                                Revenue Bonds, Santee Cooper, Series D, AMBAC
                                Insured, 6.50%, 7/1/24                                    Aaa/AAA/A+      $10,000,000  $11,576,320
                                Revenue Refunding Bonds, Series A, MBIA Insured,
                                5.50%, 7/1/21                                             Aaa/AAA/A+       10,200,000   10,258,558
                                                                                                                       -----------
                                                                                                                        21,834,878
                                                                                                                       -----------



- ----------------------------------------------------------------------------------------------------------------------------------
TEXAS--21.7%                    Alliance Airport Authority, Inc., Texas Special Facility
                                Revenue Bonds, American Airlines, Inc. Project:
                                7%, 12/1/11                                               Baa2/BB+        3,000,000     3,322,977
                                7.50%, 12/1/29                                            Baa2/BB+       12,500,000    13,522,224
                                -------------------------------------------------------------------------------------------------
                                Brazos River Authority, Texas:
                                Pollution Control Revenue Collateral Bonds, Texas
                                Utilities Electric Co. Project, Series A, 8.25%, 1/1/19   Baa2/BBB/BBB    1,500,000     1,730,275
                                Revenue Refunding Collateral Bonds,
                                Houston Light & Power, Series A, 6.70%, 3/1/17            Aaa/AAA         5,000,000     5,502,895
                                -------------------------------------------------------------------------------------------------
                                Cypress-Fairbanks, Texas Independent School
                                District General Obligation Capital Appreciation
                                Refunding Bonds, Series A, 0%:
                                2/15/14                                                   Aaa/AAA        15,710,000     5,262,267
                                2/15/15                                                   Aaa/AAA        15,000,000     4,758,630
                                2/15/16                                                   Aaa/AAA        16,240,000     4,827,210
                                -------------------------------------------------------------------------------------------------
                                Dallas-Fort Worth, Texas International Airport Facilities
                                Improvement Corp. Revenue Bonds, American
                                Airlines, Inc., 7.25%, 11/1/30                            Baa2/BB+        8,000,000     8,582,992
                                -------------------------------------------------------------------------------------------------
                                Harris County, Texas Revenue Refunding Bonds,
                                Toll Road Subordinated Lien, 6.75%, 8/1/14                Aa/AA+          9,940,000    10,983,312
                                -------------------------------------------------------------------------------------------------
                                Lower Colorado River Authority, Texas Revenue
                                Refunding Bonds, Jr. Lien, AMBAC Insured, 6%, 1/1/17      Aaa/AAA/A      15,000,000    15,687,403
                                -------------------------------------------------------------------------------------------------
                                Matagorda County, Texas Navigation District No. 1
                                Revenue Refunding Collateral Bonds, Houston Light &
                                Power, Series A, AMBAC Insured, 6.70%, 3/1/27             Aaa/AAA         8,000,000     8,832,664
                                -------------------------------------------------------------------------------------------------
                                North Central Texas Health Facility Development Corp.
                                Hospital Revenue Bonds, Baylor Health Care Project:
                                Series B, 8.41%, 5/15/06(1)                               Aa/AA           3,000,000     3,501,858
                                Series B, 8.51%, 5/15/08(1)                               Aa/AA           5,000,000     5,813,384
                                -------------------------------------------------------------------------------------------------
                                San Antonio, Texas Electric and Gas Systems Revenue
                                Improvement Refunding Bonds, Series B, 6%, 2/1/14         Aa1/AA/AA+     18,500,000    19,366,648
                                -------------------------------------------------------------------------------------------------
                                San Antonio, Texas Water Revenue Refunding Bonds,
                                MBIA Insured, 6%, 5/15/16                                 Aaa/AAA/A+      7,000,000     7,332,170
                                -------------------------------------------------------------------------------------------------
                                Texas Municipal Power Agency Capital Appreciation
                                Revenue Refunding Bonds, MBIA Insured, 0%:
                                9/1/14                                                    Aaa/AAA/A+     17,500,000     5,668,074
                                9/1/15                                                    Aaa/AAA/A+     10,000,000     3,022,029
                                9/1/16                                                    Aaa/AAA/A+     39,990,000    11,486,245
                                                                                                                      -----------
                                                                                                                      139,203,257
                                                                                                                      -----------
- ---------------------------------------------------------------------------------------------------------------------------------
UTAH--0.2%                      Intermountain Power Agency of Utah Special Obligation
                                Bonds, Second Crossover Series, 7.50%, 7/1/16             Aa/AA           1,435,000     1,556,777


                                8  Oppenheimer Tax-Free Bond Fund


                                                                                          -----------------------------------------

                                                                                          RATINGS:
                                                                                          MOODY'S/
                                                                                          S&P's/FITCH'S   FACE         MARKET VALUE
                                                                                          (UNAUDITED)     AMOUNT       SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
WASHINGTON--5.5%                Washington State General Obligation Bonds,
                                Series A and AT-6, 5.75%, 2/1/17                          Aa/AA/AA        $12,500,000  $12,823,999
                                ---------------------------------------------------------------------------------------------------
                                Washington State Public Power Supply System
                                Revenue Refunding Bonds:
                                Nuclear Project No. 1, Series A, Prerefunded, 7.50%,
                                7/1/15                                                    Aa/AA             3,800,000    4,426,332
                                Nuclear Project No. 3, Series A, 6.50%, 7/1/18            Aa/AA/AA          3,750,000    4,008,075
                                7.57%, 7/1/12(1)                                          Aa/AA/AA         15,000,000   14,208,433
                                                                                                                       -----------
                                                                                                                        35,466,839
- ----------------------------------------------------------------------------------------------------------------------------------

WEST VIRGINIA--0.6%             West Virginia State Parkways Economic Development
                                & Tourism Authority Registered Residual Interest Bonds,
                                8.661%, 5/16/19(1)                                        Aaa/AAA           3,600,000    3,886,949
- ----------------------------------------------------------------------------------------------------------------------------------
U. S. POSSESSIONS--2.7%         Puerto Rico Commonwealth Highway &
                                Transportation Authority Highway Revenue Bonds,
                                Series T, 6.625%, 7/1/18                                  Baa1/AAA          7,500,000    8,390,332
                                --------------------------------------------------------------------------------------------------
                                Puerto Rico Commonwealth Highway Authority
                                Revenue Bonds, Series Q, 7.75%, 7/1/10                     NA/AAA           1,000,000    1,219,220
                                --------------------------------------------------------------------------------------------------
                                Puerto Rico Electric Power Authority Revenue
                                Bonds, Series O, 7.125%, 7/1/14                           Baa1/A-           6,655,000    7,463,655
                                                                                                                       -----------
                                                                                                                        17,073,207
                                                                                                                       -----------
                                Total Municipal Bonds and Notes (Cost $577,224,638)                                    631,763,621
- ----------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM TAX-EXEMPT OBLIGATIONS--0.1%
- ----------------------------------------------------------------------------------------------------------------------------------
                                Seneca County, New York Industrial Development Agency
                                Civic Facilities Revenue Bonds, New York Chiropractic
                                College, 2.95%(2) (Cost $300,000)                                             300,000      300,000
- ----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS, AT VALUE (COST $577,524,638)                                                                 98.6%  632,063,621
- ----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS NET OF LIABILITIES                                                                                  1.4     9,088,422
                                                                                                          ----------   -----------
NET ASSETS                                                                                                     100.0% $641,152,043
                                                                                                          ----------  ------------
                                                                                                          ----------  ------------

                                1. Represents the current interest rate for a variable rate security.
                                2. Floating or variable rate obligation maturing in more than one year. The interest rate, which is based on specific, or an index of, market interest rates, is subject to change periodically and is the effective rate on December 31, 1993. A demand feature allows the recovery of principal at any time, or at specified intervals not exceeding one year, on up to 30 days' notice.
                                   See accompanying Notes to Financial Statements.

                                9  Oppenheimer Tax-Free Bond Fund


                                ---------------------------------------------------------------------------------------------------
                                STATEMENT OF ASSETS AND LIABILITIES  December 31, 1993

- -----------------------------------------------------------------------------------------------------------------------------------
ASSETS                          Investments, at value (cost $577,524,638)--see accompanying statement                  $632,063,621
                                ---------------------------------------------------------------------------------------------------
                                Cash                                                                                        966,300
                                ---------------------------------------------------------------------------------------------------
                                Receivables:
                                Interest                                                                                 11,424,817
                                Shares of beneficial interest sold                                                           69,609
                                ---------------------------------------------------------------------------------------------------
                                Other                                                                                        43,907
                                                                                                                       ------------
                                Total assets                                                                            644,568,254
- -----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES                     Payables and other liabilities:
                                Dividends and distributions                                                               2,247,957
                                Distribution assistance--Note 4                                                             322,253
                                Investments purchased                                                                       300,511
                                Shares of beneficial interest redeemed                                                      219,982
                                Other                                                                                       325,508
                                                                                                                        -----------
                                Total liabilities                                                                         3,416,211
- -----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                                                             $641,152,043
                                                                                                                       ------------
                                                                                                                       ------------
- -----------------------------------------------------------------------------------------------------------------------------------
COMPOSITION OF                  Paid-in capital                                                                        $588,033,700
NET ASSETS                      ---------------------------------------------------------------------------------------------------
                                Undistributed net investment income                                                         239,794
                                ---------------------------------------------------------------------------------------------------
                                Distributions in excess of net realized gain from investment transactions                (1,660,434)
                                ---------------------------------------------------------------------------------------------------
                                Net unrealized appreciation on investments--Note 3                                       54,538,983
                                                                                                                       ------------
                                Net assets                                                                             $641,152,043
                                                                                                                       ------------
                                                                                                                       ------------
- -----------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE                 Class A Shares:
PER SHARE                       Net asset value and redemption price per share (based on net assets of $608,128,031
                                and 58,277,169 shares of beneficial interest outstanding)                                    $10.44
                                Maximum offering price per share (net asset value plus sales charge of
                                4.75% of offering price)                                                                     $10.96
                                ---------------------------------------------------------------------------------------------------
                                Class B Shares:
                                Net asset value, redemption price and offering price per share (based on net assets
                                of $33,024,012 and 3,166,173 shares of beneficial interest outstanding)                      $10.43

                                See accompanying Notes to Financial Statements.


                                10  Oppenheimer Tax-Free Bond Fund

                                ---------------------------------------------------------------------------------------------------
                                STATEMENT OF OPERATIONS  For the Year Ended December 31, 1993


- -----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME               Interest                                                                                $38,267,644
- -----------------------------------------------------------------------------------------------------------------------------------
EXPENSES                        Management fees--Note 4                                                                   3,113,588
                                ---------------------------------------------------------------------------------------------------
                                Distribution assistance:
                                Class A--Note 4                                                                           1,117,086
                                Class B--Note 4                                                                             130,628
                                ---------------------------------------------------------------------------------------------------
                                Transfer and shareholder servicing agent fees--Note 4                                       390,817
                                ---------------------------------------------------------------------------------------------------
                                Custodian fees and expenses                                                                 153,170
                                ---------------------------------------------------------------------------------------------------
                                Shareholder reports                                                                         125,952
                                ---------------------------------------------------------------------------------------------------
                                Trustees' fees and expenses                                                                  65,316
                                ---------------------------------------------------------------------------------------------------
                                Legal and auditing fees                                                                      37,998
                                ---------------------------------------------------------------------------------------------------
                                Registration and filing fees:
                                Class A                                                                                      30,246
                                Class B                                                                                      10,959
                                ----------------------------------------------------------------------------------------------------
                                Other                                                                                        58,929
                                                                                                                         ----------
                                Total expenses                                                                            5,234,689

- -----------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                                                                    33,032,955

- -----------------------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED         Net realized gain on investments                                                         12,029,869
GAIN ON INVESTMENTS             ---------------------------------------------------------------------------------------------------
                                Net change in unrealized appreciation on investments:
                                Beginning of year                                                                        25,941,357
                                End of year--Note 3                                                                      54,538,983
                                                                                                                       ------------
                                Net change                                                                               28,597,626
                                                                                                                       ------------
                                Net realized and unrealized gain on investments                                          40,627,495

- -----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                                                                    $73,660,450
                                                                                                                       ------------
                                                                                                                       ------------

                                See accompanying Notes to Financial Statements.


                                11  Oppenheimer Tax-Free Bond Fund


                                ---------------------------------------------------------------------------------------------------
                                STATEMENTS OF CHANGES IN NET ASSETS

                                                                                                      YEAR ENDED DECEMBER 31,
                                                                                                      -----------------------------
                                                                                                      1993              1992
- -----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS                      Net investment income                                                 $33,032,955       $27,816,036
                                ---------------------------------------------------------------------------------------------------
                                Net realized gain on investments                                       12,029,869         4,466,310
                                ---------------------------------------------------------------------------------------------------
                                Net change in unrealized appreciation or depreciation on investments   28,597,626         7,195,094
                                                                                                      -----------       -----------
                                Net increase in net assets resulting from operations                   73,660,450        39,477,440

- -----------------------------------------------------------------------------------------------------------------------------------
DIVIDENDS AND                   Dividends from net investment income:
DISTRIBUTIONS TO                Class A ($.624 and $.579 per share, respectively)                     (34,167,307)      (25,768,009)
SHAREHOLDERS                    Class B ($.420 per share)                                                (627,087)               --
                                ----------------------------------------------------------------------------------------------------
                                Distributions from net realized gain on investments:
                                Class A ($.211 and $.118 per share, respectively)                     (12,053,200)       (5,526,051)
                                Class B ($.211 per share)                                                (624,908)                --
- ------------------------------------------------------------------------------------------------------------------------------------
Beneficial Interest             Net increase in net assets resulting from Class A beneficial interest
Transactions                    transactions--Note 2                                                   85,361,641         94,330,238
                               -----------------------------------------------------------------------------------------------------
                                Net increase in net assets resulting from Class B beneficial interest
                                transactions--Note 2                                                   32,973,976                 --

- ------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                      Total increase                                                        144,523,565        102,513,618
                               -----------------------------------------------------------------------------------------------------
                                Beginning of year                                                     496,628,478        394,114,860
                                                                                                     ------------       ------------
                                End of year (including undistributed net investment income of
                                $239,794 and $2,001,233, respectively)                               $641,152,043       $496,628,478
                                                                                                     ------------       ------------
                                                                                                     ------------       ------------

                                See accompanying Notes to Financial Statements.



                                12  Oppenheimer Tax-Free Bond Fund

                                ---------------------------------------------------------------------------------------------------
                                FINANCIAL HIGHLIGHTS

                                       Class A                                                                         Class B
                                       --------------------------------------------------------------------------------------------
                                        Year Ended                                                                     Period Ended
                                       December 31,                                                                    December 31,
                                       1993     1992     1991     1990    1989    1988     1987    1986    1985    1984    1993(1)
- -----------------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period  $9.94    $9.77    $9.33    $9.45    9.27   $9.12    $9.81   $8.80   $7.87   $7.77   $10.22
- -----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from investment
operations:
Net investment income                   .59      .62      .64      .66     .65(2)  .77(2)   .69     .69     .70     .68      .41
Net realized and unrealized gain
(loss) on investments                   .74      .25      .45     (.12)    .20     .07     (.70)    .99     .91     .10      .43
                                    --------  -------  -------  -------- ------- -------- ------- ------- ------- ------- --------
Total income (loss) from investment
operations                             1.33      .87     1.09      .54     .85     .84     (.01)   1.68    1.61     .78      .84
- -----------------------------------------------------------------------------------------------------------------------------------
Dividends and distributions
to shareholders:
Dividends from net investment income   (.62)     (.58)    (.65)    (.66)  (.67)   (.69)     (.68)  (.67)   (.68)   (.68)    (.42)
Distributions from net realized gain
on investments                         (.21)     (.12)      --       --     --      --        --     --      --      --     (.21)
                                    --------   ------- --------  -------- -------  ------ -------- ------ ------- ------ ----------
Total dividends and distributions
to shareholders                        (.83)     (.70)    (.65)    (.66)  (.67)    (.69)     (.68) (.67)   (.68)   (.68)    (.63)
- -----------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period       $10.44     $9.94    $9.77    $9.33  $9.45    $9.27     $9.12 $9.81   $8.80   $7.87   $10.43
                                   --------   -------  --------  ------ ------   ------    ------ -----   ------ ------  ----------
                                   --------   -------  --------  ------ ------   ------    ------ -----   ------ ------  ----------
- -----------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE(3)   13.79%    9.20%    12.11%    5.93%  9.42%   10.03%     .00% 19.75%  21.38%  10.60%    8.49%
- -----------------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                      $608,128 $496,628 $394,115 $256,542 $223,904 $172,227 $133,508 $132,234 $93,993 $70,103 $33,024
- -----------------------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)   $567,777 $438,684 $319,081 $238,224 $202,216 $150,901 $135,052 $112,189 $80,974 $64,474 $16,444
- -----------------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding at
end of period (in thousands)          58,277   49,964   40,356   27,505   23,699   18,581   14,633   13,480  10,681   8,910   3,166
- -----------------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                   5.71%    6.34%    6.70%    7.08%    7.18%    7.48%    7.41%    7.33%  8.36%  8.91%  4.54%(4)
Expenses                                 .88%     .94%     .89%     .89%     .82%(2)  .72%(2)  .78%     .78%    .82%  .86%  1.74%(4)
- ------------------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate(5)              30.2%    34.2%    23.5%    29.3%   57.2%     22.9%   29.4%    27.8%  210.7%  385.6% 30.2%


1. For the period from March 16, 1993 (inception of offering) to December 31, 1993.
2. Net investment income would have been $.64 and $.76 absent the voluntary assumption of expenses, resulting in an expense ratio of .84% and .80% for 1989 and 1988, respectively.
3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns.
4. Annualized.
5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities)
for the year ended December 31, 1993 were $258,922,750 and $173,216,958, respectively.
See accompanying Notes to Financial Statements.


                                13  Oppenheimer Tax-Free Bond Fund

                                -----------------------------------------------
                                NOTES TO FINANCIAL STATEMENTS


- ---------------------------------------------------------------------------------------------------------------------------------
1. Significant
   Accounting Policies
                                Oppenheimer Tax-Free Bond Fund (the Fund) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's investment advisor is Oppenheimer Management Corporation (the Manager). The Fund offers both Class A and
                                Class B shares. Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge.  Both classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.
                                --------------------------------------------------------------------------------------------------
                                INVESTMENT VALUATION. Portfolio securities are valued at 4:00 p.m. (New York time) on each trading day. Long-term debt securities are valued by a portfolio pricing service approved by the Board of
                                Trustees. Long-term debt securities which cannot be valued by the approved portfolio pricing service are valued by averaging the mean between the bid and asked prices obtained from two active market makers in such securities. Short-term debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Securities for which market quotes are not readily available are valued under procedures established by the Board of Trustees to determine fair value in good faith.
                                --------------------------------------------------------------------------------------------------
                                ALLOCATION OF INCOME, EXPENSES AND GAINS AND LOSSES. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.
                                --------------------------------------------------------------------------------------------------
                                FEDERAL INCOME TAXES. The Fund intends to continue to comply with provisions of the Internal
                                Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income tax provision is required.
                                ------------------------------------------------------------------------------------------------
                                TRUSTEES' FEES AND EXPENSES. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. The accumulated liability for the Fund's projected benefit was $99,371 at December 31, 1993. No payments have been made under the plan.
                                --------------------------------------------------------------------------------------------------
                                DISTRIBUTIONS TO SHAREHOLDERS. The Fund intends to declare dividends separately for Class A and
                                Class B shares from net investment income each regular business day and pay such dividends monthly.
                                Distributions from net realized gains on investments, if any, will be declared at least once each year.
                                --------------------------------------------------------------------------------------------------
                                OTHER. Investment transactions are accounted for on the date the investments are purchased or sold
                                (trade date). Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.


                                14  Oppenheimer Tax-Free Bond Fund

                                -----------------------------------------------


- -------------------------------------------------------------------------------
2. SHARES OF                   The Fund has authorized an unlimited number of
   BENEFICIAL INTEREST         no par value shares of beneficial interest of
                               each class. Transactions in shares of beneficial interest were as follows:


                                                                   Year Ended December 31, 1993(1)    Year Ended December 31, 1992
                                                                   -------------------------------    ----------------------------
                                                                   Shares             Amount          Shares          Amount
                                --------------------------------------------------------------------------------------------------
                                Class A:
                                Sold                               16,347,891         $168,337,919    16,325,099      $160,197,278
                                Dividends and distributions
                                   reinvested                       3,051,532           31,643,836     2,233,560       21,978,434
                                Issued in connection with the
                                 acquisition of Main Street
                                Tax-Free Income Fund--Note 5               --                   --        85,627           842,569
                                Redeemed                          (11,086,654)        (114,620,114)   (9,036,199)      (88,688,043)
                                                                  ------------        ------------    -----------      -----------
                                Net increase                        8,312,769          $85,361,641     9,608,087       $94,330,238
                                                                  ------------        ------------    -----------      -----------
                                                                  ------------        ------------    -----------       ----------
                                --------------------------------------------------------------------------------------------------
                                Class B:
                                Sold                                3,182,952          $33,155,886            --        $       --
                                Dividends and distributions
                                   reinvested                          85,584              893,967            --                --
                                Redeemed                             (102,363)         (1,075,877)            --                --
                                                                   ----------          ----------     ----------        ----------
                                Net increase                        3,166,173          $32,973,976            --        $      --
                                                                   ----------          -----------    ----------        ----------
                                                                   ----------          -----------    ----------        ----------

                                1. For the year ended December 31, 1993 for Class A shares and for the period from March 16, 1993
                                   (inception of offering) to December 31, 1993 for Class B shares.
- -----------------------------------------------------------------------------------------------------------------------------------
3. UNREALIZED GAINS AND         At December 31, 1993, net unrealized appreciation of investments of $54,538,983 was composed of
   LOSSES ON INVESTMENTS        gross appreciation of $56,350,198, and gross depreciation of $1,811,215.

- -----------------------------------------------------------------------------------------------------------------------------------
4. MANAGEMENT FEES AND          Management fees paid to the Manager were in accordance with the investment advisory agreement with
   OTHER TRANSACTIONS WITH      the Fund which provides for an annual fee of .60% on the first $200 million of net assets, .55% on
   AFFILIATES                   the next $100 million, .50% on the next $200 million, .45% on the next $250 million, .40% on the next $250 million and .35% on net assets in excess of $1 billion. The Manager has agreed to assume
                                Fund expenses (with specified exceptions) in excess of the most stringent applicable regulatory limit on Fund expenses.
                                                        For the year ended December 31, 1993, commissions (sales charges paid by investors) on sales of Class A shares totaled $4,020,669, of which $1,150,057 was retained by
                                Oppenheimer Funds Distributor, Inc. (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. During the year ended December 31, 1993, OFDI received contingent deferred sales charges of $24,041 upon redemption of Class B shares.
                                                        Oppenheimer Shareholder Services (OSS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.
                                                        Under separate approved plans of distribution, each class may expend up to .25% of its net assets annually to reimburse OFDI for costs incurred in distributing shares of the Fund (sold subsequent to March 31, 1988 for Class A), including amounts paid to brokers, dealers, banks and other financial institutions. In addition, Class B shares are subject to an asset-based sales charge of .75% of net assets annually, to reimburse OFDI for sales commissions paid from its own resources at the time of sale and associated financing costs. In the event of termination or discontinuance of the Class B plan of distribution, the Fund would be contractually obligated to pay OFDI for any expenses not previously reimbursed or recovered through contingent deferred sales charges. During the year ended December 31, 1993, OFDI paid $121,448 to an affiliated broker/dealer as reimbursement for Class A distribution-related expenses and retained
                                $130,628 as reimbursement for Class B distribution-related expenses and sales commissions.
- ----------------------------------------------------------------------------------------------------------------------------------
5. ACQUISITION OF MAIN STREET   On October 16, 1992, the Fund acquired all of the net assets of Main Street Tax-Free Income Fund
   TAX-FREE INCOME FUND         (MSTFIF), pursuant to an Agreement and Plan of Reorganization approved by the MSTFIF shareholders on October 9, 1992. The Fund issued 85,627 shares of beneficial interest, valued at $842,569, in exchange for the net assets, resulting in combined net assets of $465,396,049 on
                                October 16, 1992. The net assets acquired included net unrealized appreciation of $27,124 and capital loss carryovers for federal income tax purposes of $3,847. The exchange was tax-free.


                                15  Oppenheimer Tax-Free Bond Fund

                                -----------------------------------------------
                                INDEPENDENT AUDITORS' REPORT


- -------------------------------------------------------------------------------
                                The Board of Trustees and Shareholders of
                                Oppenheimer Tax-Free Bond Fund:

                                We have audited the accompanying statements of investments and assets and liabilities of Openheimer Tax-Free Bond Fund as of
                                December 31, 1993, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the ten-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
                                          We conducted our audits in accordance
                                with generally accepted auditing standards.
                                Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 1993, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                                       In our opinion, the financial statements
                                and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Tax-Free Bond Fund as of December 31, 1993, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the ten-year period then ended, in conformity with generally accepted accounting principles.

                                KPMG PEAT MARWICK

                                Denver, Colorado
                                January 21, 1994



                                16  Oppenheimer Tax-Free Bond Fund


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                                FEDERAL INCOME TAX INFORMATION  (Unaudited)



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                                In early 1994, shareholders will receive
                                information regarding all dividends and
                                distributions paid to them by the Fund during calendar year 1993. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.
                                        A distribution of $.211 per share was
                                paid on December 10, 1993, of which $.162 was designated as a "capital gain distribution" for federal income tax purposes. Whether received in stock or cash, the capital gain distribution should be treated by shareholders as a gain from the sale of capital assets held for more than one year (long-term capital gains). Both short-term and long-term capital gain distributions are subject to federal, state, and local taxes.
                                          None of the dividends paid by the Fund
                                during the fiscal year ended December 31, 1993 are eligible for the corporate dividend-received deduction. The dividends were derived from interest on municipal bonds and are not subject to federal income tax. To the extent a shareholder is subject to any state or local tax laws, some or all of the dividends received may be taxable.
                                            The foregoing information is
                                presented to assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.


                                17  Oppenheimer Tax-Free Bond Fund

                                   --------------------------------------------
                                   OPPENHEIMER TAX-FREE BOND FUND

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    OFFICERS AND TRUSTEES          Leon Levy, Chairman of the Board of Trustees
                                   Leo Cherne, Trustee
                                   Edmund T. Delaney, Trustee
                                   Robert G. Galli, Trustee
                                   Benjamin Lipstein, Trustee
                                   Elizabeth B. Moynihan, Trustee
                                   Kenneth A. Randall, Trustee
                                   Edward V. Regan, Trustee
                                   Russell S. Reynolds, Jr., Trustee
                                   Sidney M. Robbins, Trustee
                                   Donald W. Spiro, Trustee and President
                                   Pauline Trigere, Trustee
                                   Clayton K. Yeutter, Trustee
                                   Robert E. Patterson, Vice President
                                   George C. Bowen, Treasurer
                                   Lynn M. Coluccy, Assistant Treasurer
                                   Andrew J. Donohue, Secretary
                                   Robert G. Zack, Assistant Secretary
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     INVESTMENT ADVISOR            Oppenheimer Management Corporation
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     DISTRIBUTOR                   Oppenheimer Funds Distributor, Inc.
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     TRANSFER AND SHAREHOLDER      Oppenheimer Shareholder Services
     SERVICING AGENT
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     CUSTODIAN OF                  Citibank, N.A.
     PORTFOLIO SECURITIES
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     INDEPENDENT AUDITORS          KPMG Peat Marwick
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     LEGAL COUNSEL                 Gordon Altman Butowsky Weitzen Shalov & Wein

     This is a copy of a report to shareholders of Oppenheimer Tax-Free Bond Fund. This report must be preceded or accompanied by a Prospectus of Oppenheimer Tax-Free Bond Fund. For material information concerning the Fund, see the Prospectus.


               18  Oppenheimer Tax-Free Bond Fund

                        ------------------------------------------------------

                        THE FAMILY OF OPPENHEIMERFUNDS

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                        OppenheimerFunds offers over 30 funds designed to fit
                        virtually every investment goal. Whether you're investing for retirement, your children's education, or tax-free income, we have the funds to help you seek your objective.

                                When you invest with OppenheimerFunds,
                        you can feel comfortable knowing that you are investing with a respected financial institution with over 30 years of experience in helping people just like you reach their financial goals. And you're investing with a leader in global, growth stock, and flexible fixed income investments-- with over 1.7 million shareholder accounts and more than $25 billion under Oppenheimer's management and that of our affiliates.

                                As an OppenheimerFunds shareholder, you
                        can easily exchange shares of eligible funds of the same class by mail or by telephone for a small administrative fee. 1 For more information on OppenheimerFunds, please contact your financial advisor or call us at 1-800-525-7048 for a prospectus. You may also write us at the address shown on the back cover. As always, please read the prospectus carefully before you invest.

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SPECIALTY STOCK FUNDS  Global Bio-Tech Fund    Gold & Special Minerals Fund
                       Global Environment
                          Fund

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STOCK FUNDS            Discovery Fund          Global Fund
                       Time Fund               Oppenheimer Fund
                       Target Fund             Value Stock Fund
                       Special Fund

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STOCK AND BOND FUNDS   Main Street Income
                          & Growth Fund        Equity Income Fund
                       Total Return Fund Asset Allocation Fund
                       Global Growth &
                          Income Fund

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BOND FUNDS             High Yield Fund         Strategic Short-Term Income Fund
                       Champion High Yield     Investment Grade Bond Fund
                          Fund
                       Strategic Income &      Mortgage Income Fund3
                          Growth Fund
                       Strategic Income Fund   U.S. Government Trust
                       Strategic Diversified   Government Securities
                          Income Fund             Fund
                       Strategic Investment
                          Grade Bond Fund

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TAX-EXEMPT FUNDS       New York Tax-Exempt      Tax-Free Bond Fund
                          Fund2
                       California Tax-Exempt    Insured Tax-Exempt Bond Fund
                          Fund2
                       Pennsylvania Tax-Exempt  Intermediate Tax-Exempt Bond
                          Fund2                     Fund

                       Florida Tax-Exempt
                          Fund2

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MONEY MARKET FUNDS     Money Market Fund       Tax-Exempt Cash Reserves
                       Cash Reserves



                        1. The fee is waived for PhoneLink exchanges between existing accounts. Exchange privileges are subject to change or termination.
                        2. Available only to residents of those states.
                        3. Formerly GNMA Fund.
                        Oppenheimer Funds are distributed by Oppenheimer Funds Distributor, Inc., Two World Trade Center, New York, NY 10048-0203. Copyright 1994 Oppenheimer Management Corporation. All rights reserved.


               19   Oppenheimer Tax Free Bond Fund

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HOW MAY I HELP YOU?

GENERAL INFORMATION
1-800-525-7048

TALK TO A CUSTOMER SERVICE REPRESENTATIVE.
Monday through Friday from 8:30 a.m. to 8:00 p.m., and Saturday from 10:00 a.m. to 2:00 p.m. ET.

TELEPHONETRANSACTIONS
1-800-852-8457

Make account transactions with a Customer Service Representative.
Monday through Friday from 8:30 a.m. to 8:00 p.m. ET.

PHONELINK
1-800-533-3310

Get automated information or make automated transactions.
24 hours a day, 7 days a week.

TELECOMMUNICATION
Device for the Deaf
1-800-843-4461

Service for the hearing impaired.
Monday through Friday from 8:30 a.m. to 8:00 p.m. ET.

OPPENHEIMERFUNDS INFORMATION HOTLINE
1-800-835-3104

Hear timely and insightful messages on the economy and issues that affect your finances.
24 hours a day, 7 days a week.

RA210.0294.R

"Just as OppenheimerFunds offers over 30 different funds designed to help meet virtually every investment need, Oppenheimer Shareholder Services offers a variety of services to satisfy your individual needs. Whenever you require help, we're only a toll-free phone call away.

"For personalized assistance and account information,
call our General Information number to speak with our        [Picture]
knowledgeable Customer Service Representatives.              Barbara Hennigar
                                                             President
"We also make it easy for you to redeem shares, exchange     Oppenheimer
shares, or conduct AccountLink transactions, simply by       Shareholder
calling our Telephone Transactions number.                   Services

"And for added convenience, OppenheimerFunds' PhoneLink, an automated voice response system, is available 24 hours a day,7 days a week. PhoneLink gives you access to variety of fund, account, and market information. You can even make purchases, exchanges and redemptions using your touch-tone phone. Of course, PhoneLink will always give you the option to speak with a Customer Service Representative during regular business hours.

"When you invest in OppenheimerFunds, you know you'll receive a high level of customer service. The International Customer Service Association knows it, too, as it recently awarded Oppenheimer Shareholder Services a 1993 Award of Excellence for consistently demonstrating superior customer service.

"Whatever your needs, we're ready to assist you."

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Oppenheimer Funds Distributor, Inc.
P.O. Box 5270
Denver, CO 80217-5270
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